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                                                              FILE NO. 0-25322


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934

                               For August 5, 2003


                        GENSCI REGENERATION SCIENCES INC.
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               (Translation of the registrant's name into English)

                          Suite 1000 - 1235 Bay Street
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                    (Address of principal executive offices)

                         Toronto, Ontario M5R 3K4 CANADA
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         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]


                           Form 20-F        |X|      Form 40-F         |_|


         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]


                           Yes              |X|      No                |_|

                           RULE 12G-3-2(B) #: 82-2803

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                     GENSCI PARENT DISMISSED FROM CHAPTER 11
           SUBSTANTIAL LEGAL PROGRESS MADE IN ISOTIS AND GENSCI MERGER



TORONTO / IRVINE / LAUSANNE / BILTHOVEN, 5 AUGUST, 2003 - GenSci Regeneration Sciences Inc. (TSX: GNS) and Biosurgery company IsoTis S.A. (SWX/Euronext
Amsterdam: ISON), today announced that the U.S. Bankruptcy Court, Central District of California, has entered an order dismissing GenSci Regeneration Sciences Inc. (GenSci Regeneration) from Chapter 11. This marks an important step towards completion of the proposed merger between IsoTis and GenSci announced in early June. Both companies further confirmed that reciprocal due diligence has now been successfully completed.

CHAPTER 11 PROCEEDINGS
GenSci Regeneration requested that the dismissal order be granted, with the support of its creditors, to allow GenSci Regeneration to proceed toward completion of the planned merger of its wholly owned subsidiary, GenSci OrthoBiologics Inc., with IsoTis. GenSci OrthoBiologics will remain under the protection of Chapter 11 pending a confirmation hearing expected to be held in October 2003.

In order to effectuate the dismissal, IsoTis has funded US$200,000 for payment of GenSci Regeneration's pre-petition unsecured claims and post-petition administrative claimants, including, but not limited to professional fees, excluding (i) post-petition creditors whose claims are paid in the ordinary course of business and not yet due, and (ii) Osteotech, Inc.

Based upon an agreement between GenSci Regeneration, the Creditors' Committee appointed in GenSci OrthoBiologics' Chapter 11 case, IsoTis, and Osteotech, in the event that the merger of GenSci OrthoBiologics and IsoTis is not completed by January 31, 2004 the dismissal order shall be vacated, and the Chapter 11 case of GenSci Regeneration would be reinstated.

MERGER AGREEMENT
The merger agreement has been amended, to include completion of due diligence and schedules and clarification of the number of IsoTis shares to be issued to GenSci shareholders. Both companies reconfirmed the merger agreement following the dismissal of GenSci Regeneration from Chapter 11. The maximum number of shares to be issued has been reduced to 29,150,000 from 29,450,000 to permit the inclusion of a US$600,000 cash component to cover transaction costs. The maximum number of shares to be issued will be reduced by the number of IsoTis shares reserved for GenSci employees who will participate in the IsoTis share option plan (approximately 2.2 million IsoTis shares are expected to be reserved for this purpose), and by shares that will not be issued to dissenting GenSci shareholders (if any).

Q2, 2003 REPORTING TO COINCIDE WITH INFORMATION CIRCULAR & CHANGE TO US GAAP IsoTis and GenSci will each publish half-year 2003 results simultaneously with the publication of the information circular, no later than early September. The precise date will be announced in advance and as soon as it is available. IsoTis originally planned to publish its results on August 11th. However, in connection with the intended merger, IsoTis will cease to report in accordance with International Accounting Standards (IAS), and will henceforth report exclusively in accordance with US GAAP. The IsoTis S.A. Q2 results will thus be published under US GAAP, with the reporting currency in EUR, and will be accompanied by a full set of figures under IAS. Both sets of numbers will include historic comparisons. Beginning Q3, 2003, the company will change its reporting currency from EUR to USD.

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NEXT STEPS
o GenSci OrthoBiologics has filed the requisite amended court documents (Disclosure Statement and Plan of Reorganization). A hearing to approve the Disclosure Statement is scheduled for August 26, 2003.
o IsoTis and GenSci anticipate issuing a combined information circular and prospectus no later than early September 2003.
o Q2 2003 results will be issued by IsoTis and GenSci to coincide with publication of the information circular.
o Extraordinary general shareholder meetings of IsoTis and GenSci to approve the issuance of shares and to consider the plan of arrangement respectively will be held no later than October 2003.

The merger is expected to become effective no later than October 2003.


Note to the editor
On June 3, 2003, IsoTis and GenSci announced their intention to merge to create a leading orthobiologics player with a global presence. The official announcement can be found on www.isotis.com or www.gensciinc.com.

SUMMARY OF MERGER RATIONALE:
The merger will create a dedicated and global orthobiologics player focused on the double-digit growth market of bone substitutes. The combined IsoTis/GenSci product portfolio will have a broad presence in both "natural" demineralized bone matrix (DBM) products and "synthetic" bone substitutes. As DBM products are more common in North America and synthetic bone substitutes are more common in Europe, the IsoTis/GenSci product portfolio is well positioned to capitalize on significant commercial opportunities in both of these major markets.

Further, IsoTis/GenSci expects to sustain continued long-term growth in revenues through aggressive development of its innovative orthobiologics pipeline. The two companies have already identified a variety of ongoing product development programs that have the potential to lead to breakthrough products in musculoskeletal repair.

COMBINING THE COMPANIES:
With product sales exceeding US $22 million and positive cash flow from operations in 2002, GenSci is recognized as a significant participant in the North American bone graft substitute market. Its OrthoBlast(R) II, DynaGraft(R) II, and Accell(R) DBM100 product lines are well recognized and accepted in the orthopedic community.

IsoTis contributes its innovative synthetic bone substitute OsSatura(TM) to the combination, together with a range of small medical devices, and its highly promising PolyActive BCP program, which constitutes a potential advance in the treatment of osteochondral knee defects. In the first half of 2003, OsSatura(TM) received both the CE mark (on the claim of osteoinductivity) and FDA 510(k) clearance in quick succession and has been contributing to revenues as of Q1, 2003. IsoTis' total 2002 sales amounted to (euro) 2 million (US$ 2.3 million).

IsoTis has a solid cash position of (euro) 75 million (US$ 84 million) at March 31, 2003, an innovative product pipeline, and proven ability to execute a complex cross border merger on a timely and efficient basis.

IsoTis, the Leading European Biosurgery Company
IsoTis was created in Q4 2002 through the merger of Modex, a biotechnology company, and IsoTis, a Dutch biomedical company. The company operates out of its corporate headquarters in Lausanne, Switzerland, and its facilities in Bilthoven, The Netherlands. In Q1, 2003, it completed a restructuring of the company by rationalizing its product portfolio and substantially reducing its cash burn. IsoTis currently has 100 employees, a product portfolio with several orthobiologic medical devices on the market and in development, and is traded under the symbol "ISON" on both the Official Market Segment of Euronext Amsterdam and the Main Board of the Swiss Exchange.

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GENSCI, THE ORTHOBIOLOGICS TECHNOLOGY COMPANYTM
GenSci Regeneration Sciences, Inc. is a publicly traded company listed on the Toronto Stock Exchange (TSX -"GNS") with corporate headquarters in Toronto, Ontario. GenSci OrthoBiologics, Inc., the company's wholly-owned subsidiary based in Irvine, California, focuses on the research, development, production, and distribution of bioimplant products for the orthopedic and spine markets. GenSci OrthoBiologics is the company's principal operating subsidiary. The company's products are currently sold in over 1,500 hospitals across North America, with a growing international presence throughout Latin America, Europe, and Asia. GenSci has 85 employees.

FOR FURTHER INFORMATION, CONTACT:
ISOTIS:                             GENSCI:
Hans Herklots                       Peter Ludlum,                      Louis G. Plourde
Communications Manager              Chief Financial Officer            Investor/shareholder relations
Tel: +31(0)30 229 5271              Tel: +1 949 855 7154               Tel: + (800) 561-2955 (North America)
Fax: +31(0)30 228 0255              E-mail: peterl@Gensciinc.com       E-mail: IR@Gensci-regen.com
E-mail: investor.relations@isotis.com

ROCHAT & PARTNERS                   CITIGATE FIRST FINANCIAL:
Christophe Lamps                    Barbara Jansen
Tel: +41 79 476 26 87               Tel: +31 (0)20 575 40 80
E-mail: clamps@rochat-pr.ch         Fax: +31 (0)20 575 40 20
                                    E-mail: barbara.jansen@citigateff.nl


(Certain statements in this Press Release are "forward-looking statements", including those that refer to management's plans and expectations for future operations, prospects and financial condition. One can identify these forward-looking statements by use of words such as 'strategy,' 'expects,' 'plans,' 'anticipates,' 'believes,' 'will,' 'continues,' 'estimates,' 'intends,' 'projects,' 'goals,' 'targets' and other words of similar meaning. One can also identify them by the fact that they do not relate strictly to historical or current facts. Such statements are based on the current expectations of the management of IsoTis S.A. and GenSci only. Reliance should not be placed on these statements because, by their nature, they are subject to known and unknown risks and can be affected by factors that are beyond the control of IsoTis/GenSci. Actual results could differ materially from current expectations due to a number of risk factors and uncertainties, including but not limited to the timely commencement and success of IsoTis' and GenSci's clinical trials and research endeavors, delays in receiving U.S. FDA or other regulatory approvals (a.o. EMEA, CE), market acceptance of the combined Company's' products, development of competing therapies and/or technologies, the terms of any future strategic alliances, the need for additional capital, the failure of IsoTis or GenSci shareholders to approve the merger transaction, the inability to obtain, or meet conditions imposed for the required governmental and regulatory approvals and consents, the risk that IsoTis and GenSci will not consummate the transaction, or that implementing the merger may not provide all or any of the benefits projected as it will place significant demands on our management. For a more detailed description of the risk factors and uncertainties affecting IsoTis, refer to IsoTis' reports filed from time to time with the Swiss Stock Exchange, SWX, Euronext Amsterdam N.V. For a more detailed description of the risk factors and uncertainties affecting GenSci, refer to GenSci's reports filed from time to time with the Canadian securities regulators, available at www.sedar.com. IsoTis and GenSci are not obligated to update or revise any forward-looking statements, whether as a result of new information or otherwise.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.)





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                                   SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.



                                          GENSCI REGENERATION SCIENCES INC.
                                          ---------------------------------
                                                       (REGISTRANT)


Date: 08-05-03                                         /s/ Douglass C. Watson
                                                       ------------------------
                                                       Douglass C. Ludlum
                                                       President and CEO




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